UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Kellwood Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

488044108

(CUSIP Number)

Jason G. Bernzweig

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

-with a copy to-
Gerald T. Nowak
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL  60601
(312) 861-2000

January 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on June 8, 2007, as amended by Amendment No. 1 previously filed on July 26, 2007, Amendment No. 2 previously filed on September 18, 2007, and Amendment No. 3 previously filed on November 13, 2007, by SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Kellwood Company, a Delaware corporation (the “Issuer”) as follows:

Item 4.                                 Purpose of Transaction.

The shares of Common Stock were acquired as part of the proprietary trading strategy of the Reporting Persons. The Reporting Persons intend to optimize the value of their investments and, therefore, review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations and consider all alternatives available to the Reporting Persons with respect to their investment.  Based on such review, the Reporting Persons urged the Issuer, by way of a letter sent to Mr. Robert C. Skinner, Jr., the Chairman and Chief Executive Officer of the Issuer, dated January 10, 2008 (a copy of which is attached as Exhibit A), to terminate its recently announced tender offer for the Issuer’s 7.875% Senior Notes due July 2009.

Item 7.                                 Materials to be Filed as Exhibits.

Exhibit A	Letter from Sun Capital Securities Group, LLC to Issuer, dated January 10, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 10, 2008	SCSF Equities, LLC

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

		By:	*
		Name:	Marc J. Leder
		Its:	Director

Sun Capital Securities Fund, LP

		By:	Sun Capital Securities Advisors, LP
		Its:	General Partner

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Advisors, LP

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities, LLC

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

*
		Name:	Marc J. Leder

*
		Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and previously filed on behalf of the Reporting Persons.

Dated:	January 10, 2008	*By:	/s/ Jason Neimark	Attorney in Fact
Jason Neimark

Exhibit A

SUN CAPITAL SECURITIES GROUP, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

561-394-0550

January 10, 2008

The Board of Directors
Kellwood Company
c/o Mr. Robert C. Skinner Jr.
Chairman & Chief Executive Officer
420 5th Avenue, 28th Floor
New York, NY 10018

Members of the Board:

As the second largest shareholder in Kellwood Company (“Kellwood” or the “Company”) with an approximate 9.9% ownership interest, Sun Capital Securities Group, LLC (“Sun Capital”) strongly urges the Company to immediately terminate its ill-advised and value destructive tender offer (the “Bond Tender”) for the 7.875% Senior Notes due July 2009 (the “Notes”).  The Bond Tender, if completed, would be destructive to equity value and would represent a direct transfer of value from your shareholders to bondholders.  This is evidenced by an 8% decline in your stock price yesterday following the announcement of the Bond Tender, while the broader markets were up over 1%.

Paying off these Notes that have terms extremely favorable to Kellwood and cannot be replicated in today’s financing environment is detrimental to the Company and your shareholders.  The compelling attributes of these Notes include, but are not limited to, the absence of maintenance covenants, which provides the Company with significant financial flexibility as management attempts to execute its most recent restructuring plan.  Also, there is no restricted payments covenant, which allows the Company to distribute its free cash flow, as well as proceeds from asset sales to shareholders without limitation.  In addition, there is no change of control provision, which allows the Company and its shareholders to capture a higher value in a sale because a buyer would be able to assume the Notes on favorable terms relative to alternate financing options.  Accordingly, paying a premium to repurchase these Notes at this time, when it would be clearly beneficial to hold the Notes to maturity and repay them at par, is at odds with the fiduciary obligation of the Board and management to maximize shareholder value.

If the Board has genuine confidence in management’s business plan, the right strategy for maximizing shareholder value would be to leave the Notes outstanding at this time, distribute the cash proceeds to shareholders, either in a special dividend or via a share repurchase, and then refinance the Notes in 18 months upon maturity at par.  We note that the $60 million required for the tender represents 15% of your current market capitalization or approximately $2.30 per share of realizable value to your shareholders.  Alternatively, if the Board understandably has concerns about management’s business plan, the right approach would be to negotiate with Sun Capital or run a sale process where potential buyers would have the ability to assume the Notes.  In either circumstance, the Bond Tender is not in the interest of Kellwood shareholders.

1

It is clearly irresponsible for Kellwood to repay the Notes at this time, particularly at a premium.  As fiduciaries for shareholders you cannot justify this direct transfer of value from shareholders to bondholders.  Therefore, the only responsible action by the Board, as fiduciaries for shareholders, is to immediately terminate the Bond Tender.

Sincerely,

/s/ Jason G. Bernzweig
Jason G. Bernzweig
Vice President
Sun Capital Securities Group, LLC

2